Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

December 8, 2022

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 12, 2023

Formula Systems (1985) Ltd. Shareholders:

We hereby inform you that a Special General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., referred to as Formula or the Company, will be held at 2:00 p.m. (Israel time) on Thursday, January 12, 2023, at our offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purposes:

1.	Approval of an amended and restated compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.

2.	Re-approval of an award of equity-based compensation to our chief executive officer, Mr. Guy Bernstein.

3.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2022 and until our next annual general meeting of shareholders, and authorization of the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

Our shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board unanimously (all participating directors) recommends that you vote in favor of each of the above proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, December 19, 2022, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Thursday, December 8, 2022 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above proposals.

The approval of each of Proposals 1 and 2 (the approval of our amended and restated compensation policy, and re-approval of an award of equity-based compensation to our chief executive officer) furthermore requires that either of the following two additional voting requirements be met:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders (as described in our proxy statement for the Meeting) nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”, as described in the proxy statement) in the approval of the proposal that are voted on the proposal, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will not be voted. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on January 12, 2023 (that is, six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the voting instruction form being sent to you in order to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than December 15, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than December 22, 2022, to be furnished to the SEC under cover of a Form 6-K.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting. Such a position statement should be sent to the Company’s offices, at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Monday, January 2, 2023. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Sincerely,

Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9487

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 12, 2023

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, our Company, us or we (or similar expressions), to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, January 12, 2023, at our offices at Terminal Center, 1 Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Wednesday, December 14, 2022.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Thursday, December 8, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Approval of an amended and restated compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.

2.	Re-approval of an award of equity-based compensation to our chief executive officer, Mr. Guy Bernstein.

3.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2022 and until our next annual general meeting of shareholders, and authorization of the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

Our Annual Report on Form 20-F for the year ended December 31, 2021, including our 2021 audited consolidated financial statements, are available at the “Investor Relations” portion of our website, at www.formulasystems.com. To receive a printed copy of that document via mail at no charge, please contact us at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board unanimously (all participating directors) recommends that you vote “FOR” each of Proposals 1 through 3.

Quorum

On November 30, 2022, we had 15,317,667 ordinary shares issued and outstanding (including shares represented by ADSs, and shares subject to restrictions and repurchase by us). The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, December 8, 2022, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our amended and restated articles of association, or the Articles of Association, the Meeting will be properly convened if at least two shareholders (including holders of ordinary shares represented by ADSs) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, December 8, 2022. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, December 8, 2022, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 a.m., Eastern time, on Wednesday, January 11, 2023 (which is 6:59 a.m., Israel time, on Thursday, January 12, 2023), or we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, January 12, 2023). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six (6) hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, January 12, 2023). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting (that is, until 8:00 a.m., Israel time, on Thursday, January 12, 2023).

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary will not vote the shares represented by such ADSs.

Therefore, if you hold our ADSs, please complete, sign and return the voting instruction form that you receive to the Depositary as soon as possible in order to ensure that the ordinary shares underlying your ADSs are voted at the Meeting. If you seek to change or revoke your voting instructions, please follow the instructions for doing so that are provided to you by the Depositary.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 1 and 2 (the approval of our amended and restated compensation policy and the re-approval of an award of equity-based compensation to our chief executive officer, Mr. Guy Bernstein) is subject to satisfaction of one of the following, additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A shareholder is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of our Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of our Company, or (ii) the right to appoint directors of our Company or its chief executive officer. For purposes of Proposal 2, a “controlling shareholders” furthermore includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company.  Asseco Poland S.A. would be considered a “controlling shareholder” of our Company for purposes of Proposals 1 and 2.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on each of Proposals 1 and 2 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 1 and 2, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 1 and 2. In order to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of each such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” in Item 1A and Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 1 and 2, respectively.

If you believe that you are, or a related party of yours is, a controlling shareholder or has such a personal interest and you wish to participate in the vote on Proposals 1 and 2, you should check the box “AGAINST” in Item 1A and/or 2A (as applicable) on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 1 and/or 2, but will not be counted towards or against the special majority required for approval of Proposals 1 and/or 2.

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will not be voted. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

Similarly, in the case of ordinary shares represented by ADSs, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, the Depositary will not vote the shares represented by those ADSs.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary has been filed publicly or mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies are being made available to shareholders on or about Tuesday, December 13, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of November 30, 2022 (or as of such earlier date as appears in the footnotes below).

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,915,601	25.6%
Guy Bernstein (4)	1,797,973	11.7%
Harel Insurance Investments & Financial Services Ltd.(5)	1,294,501	8.5%
Menora Mivtachim Holdings Ltd.(6)	1,102,624	7.2%
Clal Insurance Enterprises Holdings Ltd. and affiliates (7)	752,490	4.9%
Meitav Dash Investments Ltd. (8)	1,193,320	7.8%
Phoenix Holdings Ltd. (9)	945,378	6.2%
Yelin Lapidot Holdings Management Ltd. (10)	803,609	5.2%
All directors and executive officers as a group (8 persons) (11)	1,824,806	11.9%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,317,667 ordinary shares (including shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of November 30, 2022.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Excludes 1,797,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco no longer possesses voting rights, due to the termination of a voting agreement between Asseco and Mr. Bernstein that had been in effect. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein. Asseco no longer possesses any voting rights to any such shares held by Mr. Bernstein due to the recent termination of the voting agreement that had been in effect between Asseco and Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on October 4, 2022. Harel Insurance is a publicly held Israeli company. Out of the 1,294,501 ordinary shares beneficially owned by Harel Insurance as of September 30, 2022: (i) 1,154,042 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 140,459 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on October 3, 2022. As of September 30, 2022, the subject ordinary shares are beneficially owned by Menora Holdings or by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. Out of the 1,102,624 ordinary shares beneficially owned by Menora Holdings as of September 30, 2022: (i) 1,079,528 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 23,096 ordinary shares are beneficially held for Menora Holdings’ own account.

(7)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on October 18, 2022. Clal is a publicly held Israeli company. All 752,490 ordinary shares beneficially owned by Clal as of October 18, 2022 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(8)	Based on written notification received from Meitav Dash Investments Ltd., or Meitav Dash, on October 3, 2022. The ordinary shares held by Meitav Dash as of September 30, 2022 are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Meitav Dash. The Meitav Dash subsidiaries operate under independent management and make independent investment decisions and have no voting power in the securities held in their clients’ accounts. The subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. Out of the 1,193,320 ordinary shares beneficially owned by Meitav Dash: (i) 812,717 are held by Meitav Dash Provident Funds and Pension Ltd.; (ii) 192,280 ordinary shares are beneficially held for Meitav Dash Portfolio Management Ltd.; and (iii) 188,323 ordinary shares are beneficially held for Meitav Tachlit Mutual Funds Ltd.

(9)	Based on written notification received from Phoenix Holdings Ltd., or Phoenix Holdings, on October 3, 2022. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of September 30, 2022, the subject ordinary shares were held as follows: (i) Provident Funds and Pension: 310,759; (ii) Partnership for Israeli shares and partnership for investing in shares indexes: 631,623 (all ownership rights in these partnerships belong to companies that are part of the Phoenix Group). The percentage ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement); and (iii) 2,996 ordinary shares are beneficially held for Phoenix Holdings’ own account.

(10)	Based on written notification received from Yelin Lapidot, or Yelin, on October 2, 2022. Out of the 803,609 ordinary shares beneficially owned by Yelin as of September 30, 2022: (i) 472,439 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 331,170 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(11)	Includes the shares beneficially owned by Guy Bernstein described in note (4) above, as well as 16,833 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on each of November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, all of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSAL 1

APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

Background

Under a December 2012 amendment to the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holder,” as defined in the Companies Law, includes directors and most executive officers. At our Company, our chief executive officer (the “CEO”), chief financial officer, and chief operational officer, along with our directors, are considered our office holders.

Our compensation policy was last approved by each of our compensation committee and Board in April 2018, in accordance with Section 267A(c) of the Companies Law, based on their reconsideration of the amended and restated compensation policy that was presented (but not approved by the requisite special majority) at our December 2016 annual shareholder meeting, and after having determined that it was in the best interest of the Company and its shareholders to do so. We refer to that policy as the ”Existing Compensation Policy”.

Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, in order to pay or grant new or additional compensation to any office holder, the compensation policy must be re-approved within the prior three years by each of the compensation committee, the Board (based on the recommendation of the compensation committee), and the shareholders.

Our compensation committee and Board have reviewed our Existing Compensation Policy, and, based on that review, have updated it, in large part to reflect the evolution of market practice with respect to the compensation policies of Israeli public companies since it was last adopted.

The proposed updates to our Existing Compensation Policy, which are reflected in the updated compensation policy that is appended to this Proxy Statement as Appendix A (the “Renewed Compensation Policy”), include, among other things, the following:

●	Detailed Parameters for Compensation Elements. The Renewed Compensation Policy provides more detailed numerical parameters as to each of the elements of compensation for our office holders, including for the fixed cash compensation component and variable compensation components— consisting of a variable cash compensation component and equity-based compensation component. That level of detail better reflects the evolution of customary practice for compensation policies of Israeli public companies since the adoption of our Existing Compensation Policy.

●	Directors’ and Officers’ Insurance. The Renewed Compensation Policy takes advantage of recent allowances that have been introduced under Israeli law in the approval of directors’ and officers’ liability, or D&O, insurance, which did not exist as of the adoption of the Existing Compensation Policy. Under the Companies Law regulations, a public company benefits from a leniency if the parameters for the D&O insurance coverage are contained within the company’s compensation policy for its officers and directors. If contained within the compensation policy, and that compensation policy is approved by the company’s shareholders, the company may subsequently modify the terms of its actual D&O insurance coverage within those parameters based on the approval of the compensation committee alone, without the need for board or shareholder approval. That leniency is conditioned on the compensation committee’s determination that the actual coverage is on market terms and is not expected to materially impact a company’s profitability, assets or liabilities. In addition, under a leniency published by the Israel Securities Authority, or ISA, when including details regarding D&O insurance coverage in the compensation policy, we need not specify quantitative limitations on premiums or deductibles that may be paid by our Company for that coverage. Instead, we may replace those limitations with the general requirement that such premiums and deductibles be consistent with market terms and not material to our Company. As a result of our implementing that allowance into the text of the Renewed Compensation Policy, then, assuming that our compensation committee determines that the amounts of the premiums and deductibles are on market terms and not material for our Company, our shareholders will no longer need to approve maximum levels of annual premiums or deductibles as part of their approval of the renewal of our D&O insurance policies. We will therefore not be subject to future shareholder approval requirements as (and to the extent) D&O insurance premiums continue to rise significantly.

The foregoing description is merely a summary of some of the significant updates reflected in our Renewed Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy.

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the compensation committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to Proposal 1:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Formula Systems (1985) Ltd. Compensation Policy for Office Holders, in the form attached as Appendix A to the Company’s proxy statement for the Meeting, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote

The approval of Proposal 1 to adopt the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares (including ordinary shares represented by ADSs) representing a majority of the votes cast with respect to Proposal 1, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted on the proposal, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of Renewed Compensation Policy under Proposal 1. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 1, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” in Item 1A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 1.

If you believe that you are, or a related party of yours is, a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 1, you should check the “AGAINST” box in respect of Item 1A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the Renewed Compensation Policy, but will not be counted towards or against the special majority required for the approval of the Renewed Compensation Policy.

Please also see “Vote Required for Approval of Each Proposal” above for further information.

Board Recommendation

Our compensation committee and Board unanimously (all participating directors) recommend that you vote FOR the approval of our Renewed Compensation Policy pursuant to Proposal 1.

PROPOSAL 2

RE-APPROVAL OF AN AWARD OF EQUITY-BASED COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company, or any changes to those terms, generally require the approval of the compensation committee, the board of directors and the shareholders of a company by a special majority (as detailed below), in that order.

The terms of employment of our CEO, Mr. Guy Bernstein, were originally approved by the Board on December 17, 2008 and amended by the Board on March 17, 2011 and on March 15, 20121.

At our November 2, 2020 annual general meeting of shareholders, we presented a proposed eight-year equity-based award of compensation—in the form of 611,771 RSUs— to our CEO, Mr. Guy Bernstein. The terms of the grant were described in Proposal 5 of our proxy statement for that meeting. As previously reported by Formula in its Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 2, 2020, the originally-proposed grant was not approved at that shareholder meeting. On November 3, and 4, 2020, our compensation committee and Board, acting in accordance with the Companies Law, re-approved that grant. In re-considering and re-approving the grant, our compensation committee and Board acknowledged that the requisite majority of the Company’s shareholders for the approval of the proposal had not been achieved at that meeting. The committee and Board nevertheless evaluated the Company’s performance and achievements under the management of Mr. Bernstein, and in view of his expected further contribution to the Company’s success, determined that the proposed grant is strongly linked to the Company’s performance and the resulting increase in shareholders’ value. Consequently, consistent with their authorities under the Companies Law, our compensation committee and Board approved a modified version of the award of RSUs, adjusting the ratio between time-based-vesting and performance-based-vesting RSUs from 80%-20% to 66.67%-33.33%.

In December 2020, a motion to certify a derivative suit, referred to as the Motion, was filed against our Company by a shareholder, who is also referred to as the Plaintiff, in the district court (economic division) of Tel Aviv-Jaffa, Israel, naming each of our then acting five directors, as well as our CEO and chief financial officer, or CFO, Mr. Asaf Berenstin, as defendants.

The suit challenged the legality, under the Companies Law, of, among other things, compensation approved for our CEO, including the re-approval by our compensation committee and Board of the subject eight-year RSU award to our CEO.

We believe the Motion has no merits. Nonetheless, we are bringing our CEO’s equity-based grant to our shareholders for re-approval for the following reasons:

●	Changed circumstances. The voting agreement between Asseco and our CEO, which covered 1,797,973 of our ordinary shares owned by our CEO, and by virtue of which Asseco formerly possessed the right to vote those shares– which stood at the heart of Plaintiff’s allegation in the Motion– was cancelled on December 5, 2022; and

●	Certainty. We believe that it is in the best interest of the Company and its shareholders to provide clarity and certainty regarding the CEO’s compensation and position in the Company by having his equity-based grant re-approved currently.

We also note that since the approval of the subject award to our CEO on November 4, 2020, there have been changes in the composition of the Board and compensation committee (two external directors have been replaced and two additional directors were added to the Board). Due to these changes, and the abstention of three of our directors who were named as defendants in the Motion from the deliberations and the vote on the subject award (merely for the sake of caution), the directors who reviewed and decided to recommend the re-approval of the subject award for our CEO are all new directors, who did not take part in the previous decisions to approve the award. The compensation committee and the Board reviewed and considered the information that was available at the time the award was approved, as well as current-new information and data, in order to ensure that the granting of the award was justified and in the best interests of the Company when it was rendered, and is also justified and in the best interests of the Company currently.

[1]	The services agreement pursuant to which Mr. Bernstein serves as our CEO provides that his services will be provided (and his compensation paid) to the Company via a private company that he controls. Despite that allowance, Mr. Bernstein remains solely responsible for providing the services personally under the agreement.

Outstanding Overall Operating Results Under Guy Bernstein

Since the appointment of Mr. Bernstein as the Company’s CEO almost 15 years ago (in January 2008), the Company has gone through a significant transformation that has included, among other things, the following Company-level accomplishments (in addition to the accomplishments under Mr. Bernstein’s leadership described in Proposal 5 in the proxy statement for our November 2, 2020 annual general meeting of shareholders, which was attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on September 17, 2020, available at https://www.sec.gov/Archives/edgar/data/1045986/000121390020027121/ea127015ex99-1_formulasys.htm, and which description is incorporated by reference in this Proposal 2):

●	Outstanding growth in results of operations. Between 2008 and 2021, the Company’s revenues increased by 389% (from $590.8 million for the year ended December 31, 2008 to $2,404.4 million for the year ended December 31, 2021), its operating profits climbed by 523% (from $33.37 million for the year ended December 31, 2008 to $208.02 million for the year ended December 31, 2021), and net income attributable to equity holders of the Company rose by 360% (from $11.9 million for the year ended December 31, 2008 to $54.6 million for the year ended December 31, 2021).

●	Significant rise in share price. From January 1, 2008 through December 31, 2021, the Company’s share price on the TASE, as adjusted for dividends, rose from approximately NIS 24.70 to approximately NIS 376.70, which reflects a rise of 1,425%, and the market capitalization of the Company increased in a corresponding manner, from approximately NIS 659.3 million to approximately NIS 5.809 billion, reflecting an increase of 781%, reaching a level that is close to 9 times the original value. Similar increases were realized for the Company’s ADSs on the Nasdaq Global Select Market.

Even when including data for 2022, when global equity markets fell significantly, the rise in the Company’s share price over the course of Mr. Bernstein’s tenure remains impressive. From January 1, 2008 through November 29, 2022, the Company’s share price on the TASE, as adjusted for dividends, rose from approximately NIS 24.70 to approximately NIS 281.9, which reflects a rise of 1,041.3%, and the market capitalization of the Company increased in a corresponding manner, from approximately NIS 659.3 million to approximately NIS 4.318 billion, reflecting an increase of 555%, reaching a level that is close to 7 times the original value. Similar increases were realized for the Company’s ADSs on the Nasdaq Global Select Market.

●	Share price has outpaced all leading Israeli indices. During Mr. Bernstein’s term as CEO up until December 31, 2021 our share price has significantly outperformed all leading indexes, such that the rise in our share price has amounted to 1,425% whereas the TASE 35 index, TASE 90 index, and TASE 125 index merely rose by 61.46%, 132.04% and 76.73%, respectively during that same period. Consequently, our share price outpaced the rise in those indexes by 23, 11 and 18 times, respectively.

●	Significant distributions to shareholders. During Mr. Bernstein’s tenure—from 2008 to 2022— the Company has distributed approximately $199 million of dividends to its shareholders (including ADS holders).

●	Successful acquisition strategy. Under Mr. Bernstein’s leadership, Formula has acquired more than 85 companies throughout the world, which reflects an acquisition strategy that improved the entire Formula group’s operating results, profitability and cash flows, broadened the Formula group’s products and solutions offerings, and enabled the constant adaptation of the Formula group to the latest developments and technological advancements in the group’s markets, thereby also enabling the companies comprising the group to succeed and overcome challenging periods along the way.

●	Strong presence in international markets. By way of Formula’s subsidiaries, our CEO has succeeded in penetrating a wide variety of foreign and international markets, and as of 2021, 37% of the Formula group’s revenues were derived from outside of Israel, with two subsidiaries, Magic Software Enterprises Ltd., or Magic Software, and Sapiens International Corporation N.V., or Sapiens, having derived 62% and 94%, respectively, of their revenues in 2021 from outside of Israel. By comparison, Formula’s competitors have barely developed any operations outside of Israel.

In particular, the turnaround that Mr. Bernstein has led in the strategy and performance of both Sapiens and Magic Software, has been very clear. Mr. Bernstein has served as Chairman of the Board of Directors of each of Matrix IT Ltd., or Matrix (also a subsidiary of the Company), and Sapiens, since 2008 and 2009, respectively, and as the CEO of Magic Software since April 2008.

In light of the Company’s performance under the leadership of Mr. Bernstein, and his exceptional achievements since his initial service agreement with our Company was signed, our compensation committee and Board believe that Mr. Bernstein is extremely valuable to the success of the Company and the most suitable candidate to continue leading the Company into the future. Given the great importance that the compensation committee and the Board attribute to the continuation of Mr. Bernstein’s term as CEO of the Company, they have examined the scope and components of retention awards in the market for similar executive officers (for the relevant period of the granting of the award, as well as updated and current data). As a result of that examination, our compensation committee and the Board have re-approved, and resolved to recommend that our shareholders re-approve, the grant of an eight-year equity-based award (effective as of January 1, 2020) to our CEO. The Board believes that the subject award is the appropriate award under the circumstances, that it will guarantee the CEO’s commitment to the Company and retain him at the Company for the award’s period (i.e., for an additional six years approximately), and that those objectives, as well as our CEO’s overall compensation scheme, are in the best interests of the Company.

Peer Compensation Studies

In order to evaluate Mr. Bernstein’s eight-year equity-based grant and given our Company’s growth during the previous 12 years, in the period leading up to our November 2020 annual shareholder meeting, our compensation committee and Board reviewed benchmark information relating to the compensation of chief executive officers of peer group companies. The benchmark information was based on market surveys conducted in 2020 by two separate and experienced surveying companies, Sharon Aliza Management and Consulting (1997) Ltd. and Alpha Bond Consulting Ltd., which targeted 24 peer group companies that are either from a similar business sector as the Company’s (i.e., technology sector), that have a similar scope and size of operations to that of the Company, or a similar market cap as the Company’s, and that have similar local international business focuses as the Company. The comparison of Mr. Bernstein’s compensation terms to the benchmark information was conducted by examining the terms and conditions of Mr. Bernstein’s service agreement with the Company, dated as of January 2009, as amended from time to time (and as currently remains in full force and effect), as supplemented by the proposed award of equity-based compensation, to the compensation of CEOs of peer companies.

In addition, in the period of time leading up to the compensation committee’s and Board’s re-approval of Mr. Bernstein’s equity-based grant in December 2022, they obtained an additional, updated survey in order to check the subject equity grant against compensation of CEOs of peer companies. The benchmark information was based on market surveys conducted in 2021 by Sharon Aliza Management and Consulting (1997) Ltd., an experienced surveying company, which targeted 24 peer group companies that are either from a similar business sector as the Company’s (i.e., technology sector), that have a similar scope and size of operations to that of the Company, or a similar market cap as the Company’s, and that have similar international business focuses as the Company. The comparison of Mr. Bernstein’s compensation terms to the benchmark information was conducted by examining the terms and conditions of Mr. Bernstein’s service agreement with the Company, dated as of January 2009, as amended from time to time (and as currently remains in full force and effect), as supplemented by the proposed award of equity-based compensation, to the compensation of CEOs of peer companies.

Overall Compensation Package Overview

Based on all peer compensation studies that they have obtained and the supplemental data reviewed by them, our compensation committee and Board believe that the data relevant for the original approval of our CEO’s equity award in November 2020 justified that approval, and that the reasons supporting the grant of the award, remain true and correct, and support its re-approval, currently. The new and current data reviewed by our compensation committee and the Board, supports this conclusion as well. The intention of our compensation committee and Board is that no additional changes to our CEO’s compensation package will be made during the award’s period. A significant majority of the value of our CEO’s total annual compensation package is not fixed and guaranteed, and is either performance-linked (annual cash bonus and performance-based RSUs) or subject to his continued engagement with the Company and to the Company’s share price (time-based and performance-based vesting RSUs), thereby creating a strong correlation between payment and performance.

Our compensation committee and Board believe that the equity grant effectively supplements our CEO’s existing compensation by serving the goal of long-term retention, strongly incentivizing our CEO to link his future with our Company, while motivating him to continue pushing and leading the Company to overachieve for the benefit of its shareholders.

Proposed CEO Equity-Based Compensation

RSU Grant

Based on the peer compensation study and other factors identified above, our compensation committee, followed by our Board have re-approved and recommend that our shareholders re-approve an equity grant of RSUs in respect of ordinary shares of the Company (par value NIS 1.00 each), to our CEO, subject to the following terms:

●	Number of RSUs: a total grant of 611,771 RSUs, spread into eight individual annual installments, for each of the eight (8) calendar years starting with 2020 (effective as of January 1, 2020) each of which installment constitutes 0.5%[2] of the total issued and outstanding share capital of the Company as of the date of grant.

●	Vesting Period and Vesting Terms: Eight (8) year vesting period (from January 1, 2020 to December 31, 2027, which we refer to as the Vesting Period) in accordance with the following terms:

(i)	Time Based Vesting. ⅔ (i.e., 66.67%) of the RSUs (i.e., 407,847 RSUs) are subject to a time-based vesting and shall vest at the end of the Vesting Period, subject to the continued engagement of Mr. Bernstein with the Company as of that time; and

(ii)	Performance Based Vesting. Up to ⅓ (i.e., 33.33%) of the RSUs (i.e., 203,924 RSUs) are subject to performance-based vesting, and shall vest at the end of the Vesting Period, on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of Mr. Bernstein with the Company. At the end of the Vesting Period, the number of performance-based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

The performance-based criteria for the vesting of the RSUs shall be based on year-over-year improvement of the Company’s financial performance— which will be reflected in the Company’s achievement of the Target EBITDA in a given fiscal year. That indicator for year-over-year improvement that is required to reach the performance vesting criteria is binary, so that there is no partial achievement with respect to that performance criteria.

The “Target EBITDA” in a given fiscal year during the Vesting Period shall mean the Company’s EBITDA in that certain fiscal year (as reflected in the Company’s annual audited consolidated financial statements), excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for the applicable fiscal year (as to which the review of performance is made to determine whether one eighth of the performance-based RSUs (i.e., 25,490.50 RSUs) shall become vested at the end of the Vesting Period). The Target EBITDA shall be not less than 105% of 75% of the Company’s EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for such previous fiscal year (which we refer to as the Previous Year). (For example, the target for the fiscal year 2020 shall only be met if the EBITDA in 2020, excluding the cost attributed to the applicable portion of the RSUs in the Company’s annual audited consolidated financial statements for 2020, is not less than 105% of 75% of the EBITDA in 2019. Such examination of EBITDA shall be made on the basis of the Company’s annual audited consolidated financial statements as reflected in the Company’s annual report on Form 20-F, and in the event that the Company sells any of its operations, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the operations that were sold.

In the event that with respect to any specific fiscal year (referred to as a Specific Year), the Target EBITDA is not achieved, the Target EBITDA with respect to such Specific Year will still be deemed to have been met for the purpose of vesting of RSUs in the event that either: (i) the EBITDA in the fiscal year immediately following the Specific Year was at least 110.25% of 75% of the Company’s EBITDA in the year preceding the Specific Year, or (ii) in case that the condition in the foregoing clause (i) was not met, then the EBITDA in the second fiscal year following the Specific Year was at least 115.7625% of 75% of the Company’s EBITDA in the year preceding the Specific Year. Accordingly, in case that either clause (i) or (ii) was met for a certain Specific Year, then the vesting with respect to such Specific Year shall be deemed to have been achieved, and those RSUs shall become vested as of the end of the Vesting Period. In the event that neither of the conditions described in clauses (i) or (ii) was met, the portion of RSUs for the applicable Specific Year shall automatically expire and terminate.

Notwithstanding the foregoing, in case the Target EBITDA is met (in accordance with the above terms) in a certain fiscal year, yet the Target EBITDA is less than 105% of 75% of the average EBITDA for the three fiscal years that consist of the subject fiscal year and the two preceding fiscal years (excluding the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for such applicable fiscal years), then regardless of meeting the Target EBITDA, the number of performance-based RSUs that vests shall be reduced by 20%.

[2]	All installments together constitute 4% of that total issued and outstanding share capital of the Company as of the date of grant.

CEO Dividend Adjustment

In addition to the RSU grant terms described above, our compensation committee and our Board have re-approved and recommend to our shareholders to re-approve, an adjustment to the above-described RSU grant based on any dividends distributed to our shareholders. During the Vesting Period of the RSUs, in the event that any dividend, in cash or in kind, is distributed to the shareholders of the Company, then in addition to the distribution to all shareholders, there will be an equivalent payment to the CEO with respect to all RSUs that were not converted into shares (whether or not vested) in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For those purposes, the RSUs will be counted as if they are already vested and converted into shares. These special RSU dividend amounts shall be paid and/or set aside by the Company for the benefit of Mr. Bernstein, all as described below (we refer to each of these amounts as a Dividend Amount). For the purpose of payment of the Dividend Amounts to the CEO, the Vesting Period shall be regarded as if it commenced on January 1, 2020 (other than with respect to distributions and any related Dividend Amount which were made prior to the grant of the RSUs and which are explicitly excluded) and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The Dividend Amount within each dividend distributed by the Company to its shareholders will be released to, or set aside for, Mr. Bernstein together with the distribution of the dividend. The portion of the Dividend Amount to be released to Mr. Bernstein will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to Mr. Bernstein on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs.

The payment of the CEO’s dividend adjustment is subject to the following terms in case of termination of the CEO’s service with the Company:

(i)	In case of termination of the CEO’s services agreement by the Company for Cause (as defined in the CEO’s services agreement with the Company), or resignation by the CEO without Good Reason (as defined in the RSU grant agreement appended to this Proxy Statement as Appendix A), any and all previously declared but not fully paid Dividend Amount(s), which would have otherwise been paid to the CEO on a pro-rata basis upon the expiration of each Fiscal Quarter until the applicable Dividend Amount is released in full at the end of the Vesting Period, shall be forfeited as of the termination date and have no further legal validity, nor there be any additional entitlement for future payments resulting from future distributions,

(ii)	In case of termination of the CEO’s services agreement by the Company not for Cause, or resignation by the CEO for Good Reason, any and all previously declared but not fully paid Dividend Amount(s) which would have otherwise been paid to the CEO on a pro-rata basis upon the expiration of each Fiscal Quarter until the applicable Dividend Amount is released in full at the end of the Vesting Period, shall fully vest and become due on the date of termination (and there will be no additional entitlement for future payments resulting from distributions declared by the Company following the termination date).

For example, assuming that the Company distributes at the end of fiscal year 2023 a cash dividend, then the total Dividend Amount to which the CEO would be eligible will be treated as follows: a sum equal to the product of the Dividend Amount multiplied by a fraction, the numerator of which is 16 (since 16 Fiscal Quarters under the Agreement will have elapsed) and the denominator of which is 32 (constituting the total number of Fiscal Quarters during which the RSUs will vest for the CEO) (i.e., 16/32 ) shall be paid immediately to Mr. Bernstein, and thereafter 1/32 of such Dividend Amount shall be released and paid to Mr. Bernstein upon the expiration of each Fiscal Quarter until the Dividend Amount is paid in full.

Accelerated Vesting of RSUs Upon Certain Termination Events

In the event of termination of the CEO’s services agreement with the Company, by the Company for Cause (as defined in the services agreement), the RSUs will immediately terminate and become null and void, and all interests and rights of the CEO in and to the same will expire.

In case of termination of the CEO’s services agreement by the Company not for Cause, or due to the resignation of the CEO for Good Reason, all unvested RSUs that could have vested from the grant date until December 31, 2027, assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years), will accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to those RSUs.

In the event of resignation by the CEO not for Good Reason, the CEO will vest, in an accelerated manner, in such portion of the then-remaining unvested RSUs as equals the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Compensation Policy and Other Considerations

Each of our compensation committee and Board has confirmed that the terms of engagement of Mr. Bernstein with the Company, as previously approved by our Board in 2008, and as amended in 2011 and in 2012, as supplemented by the proposed equity-based grant described in this Proposal 2, were consistent with the Existing Compensation Policy when approved in 2020, and are consistent with the Renewed Compensation Policy proposed for adoption under Proposal 1 as well. Each of the compensation committee and Board has furthermore confirmed that our CEO’s contemplated total compensation is consistent with our Company’s targets, business strategy and provides our CEO with significant incentive to generate even greater value to our shareholders, and is also within the range of the peer compensation studies. Consequently, each of our compensation committee and Board participating in the discussions and vote believes that it is in the best interest of the Company to approve the proposed award of equity-based compensation to our CEO.

A copy of the contemplated RSU grant agreement is appended to this Proxy Statement as Appendix B. The description of the grant contained in this Proposal 2 is modified in its entirety by reference to that agreement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to this Proposal 2:

“RESOLVED, that the award of equity-based compensation for Mr. Guy Bernstein, the Company’s CEO, as described in Proposal 2 in the Proxy Statement relating to the Meeting, be, and hereby is, re-approved.”

Required Vote

The vote required for re-approval of the equity-based compensation award for the CEO under this Proposal 2 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the re-approval of the equity-based compensation award for the CEO under this Proposal 2 requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the compensation terms includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the re-approval of those compensation terms that are voted at the Meeting (which excludes abstentions and broker non-votes); or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the re-approval must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of Each Proposal” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and/or a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, and failure to do so disqualifies the shareholder from participating in the applicable vote. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 2 (and to therefore be counted towards or against the special majority required for approval of Proposal 2), you must check the box “FOR” in Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should instead check the box “AGAINST” in Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 will be counted towards determining whether an ordinary majority has been received in favor or against the proposal, but will not be counted towards determining whether a special majority has been achieved for approval of the proposal.

Board Recommendation

Our compensation committee and Board unanimously (all participating directors) recommend that you vote in favor of the re-approval of the award of equity-based compensation to our CEO.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

At the Meeting, our shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, which we refer to as Kost Forer, as our independent registered public accounting firm for the year ending December 31, 2022 and until our next annual general meeting of shareholders, pursuant to the recommendation of our audit committee and Board. Kost Forer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our articles of association, our Board has delegated to our audit committee the authority to determine the remuneration of Kost Forer based on the volume and nature of its services. At the Meeting, our shareholders will be asked to authorize the Board and, based on that delegation, the audit committee, to determine that remuneration in accordance with the volume and nature of Kost Forer’s services.

The following table sets forth, for the years ended December 31, 2020 and 2021, the fees billed to us (including our subsidiaries and affiliate company) by Kost Forer:

	Year Ended December 31,
Services Rendered	2020	2021
	(US dollars in thousands)
Audit (1)	$2,042	$1,887
Tax and other (2)	$547	$5522
Total	$2,589	$2,439

(1)	The audit fees for the years ended December 31, 2020 and 2021 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of the Company and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2020 and 2021 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

The following table sets forth, for the years ended December 31, 2020 and 2021, the fees billed to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) by Kost Forer:

	Year Ended December 31,
Services Rendered	2020	2021
	(US dollars in thousands)
Audit (1)	$96	$96
Tax and other (2)	$45	$41
Total	$141	$137

(1)	The audit fees for the years ended December 31, 2020 and 2021 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2020 and 2021 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditors’ work. Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of EY Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ended December 31, 2022 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and hereby is, approved, and the Board (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board) be, and hereby is, authorized to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to approve the re-appointment of our independent auditors and authorize the Board and/or audit committee to fix the independent auditors’ remuneration in accordance with the volume and nature of their services, for the year ending December 31, 2022.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the re-appointment of Kost Forer as our independent auditors and authorization of our Board and/or audit committee to fix the independent auditors’ remuneration, for the year ending December 31, 2022.

ADDITIONAL INFORMATION

Our annual report, including the auditor’s report and our audited consolidated financial statements, for the year ended December 31, 2021, which we filed with the SEC on May 16, 2022, including an amendment to that report filed on May 17, 2022, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders will be able to receive a hard copy of that annual report containing our consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, or the rest of that annual report, or the contents of our website, forms or will form a part of the proxy solicitation material.

By Order of the Board of Directors,

Asaf Berenstin
Chief Financial Officer

Dated: December 8, 2022

Appendix A

Formula Systems (1985) Ltd. Compensation Policy for Office Holders

Formula Systems (1985) Ltd.

Compensation Policy for Office Holders

Background and Basic Principles for the Compensation Policy

1.	Introduction

1.1.	The purpose of this compensation policy (the “Compensation Policy”) is to define, describe and specify Formula Systems (1985) Ltd.’s (“Formula Systems” or the “Company”) overall compensation strategy for its “office holders”, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) (collectively, the “Office Holders”) and to provide guidelines for setting compensation of its Office Holders.

1.2.	The adoption of this Compensation Policy does not and will not entitle any Office Holder of the Company to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder and specifically approved by the authorized corporate organs of the Company, i.e., the chief executive officer (the “CEO”), the compensation committee of the board of directors (the “Compensation Committee”), the Company’s board of directors (the “Board of Directors”) and/or the Company’s general meeting of shareholders (the “General Meeting of Shareholders”), as applicable (the “Authorized Corporate Organs”).

1.3.	In case of an Office Holder receiving compensation terms that are less than the compensation that may be provided under this policy, that shall not be deemed to be a deviation or an exception from this Compensation Policy, and such terms of employment will not require the approval of the General Meeting of Shareholders (which may be required with respect to approval of terms that deviate from this Compensation Policy).

1.4.	In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

1.5.	For purposes of measuring whether the compensation of an Office Holder of the Company equals, or exceeds, the applicable limits under this Compensation Policy, any compensation paid to such Office Holder by any of Formula Systems’ subsidiaries or affiliates for his or her services to such subsidiary or affiliate will be counted towards such limits.

2.	Adoption of the Compensation Policy; Approval of Particular Compensation and Changes Thereto

2.1.	This Compensation Policy has been approved by the Compensation Committee on December 6, 2022, and by the Board of Directors on December 7, 2022 and is being brought to the general meeting of the Company’s shareholders for approval on January 12, 2023.

2.2.	The provisions and implementation of this Compensation Policy are subject to Formula Systems’ Articles of Association and any applicable law in any territory in which Formula Systems operates and that affects the provisions of this Compensation Policy. The Compensation Policy constitutes Formula Systems’ Executive Officers Compensation Policy as defined in section 267A(a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012 and will govern and set the guidelines for the compensation plans for all Office Holders. The Compensation Policy may be ratified from time to time in accordance with the dates stipulated in Section 267A(d) of the Companies Law.

2.3.	Without limiting the foregoing, the Compensation Committee shall review the Compensation Policy from time to time, and monitor its implementation, and may recommend to the Board of Directors and shareholders to amend the Compensation Policy as they deem necessary from time to time.

2.4.	The provisions and implementation of this Compensation Policy shall apply to any compensation determined after the date of approval of the Compensation Policy by the General Meeting of Shareholders. Existing agreements with Office Holders signed before the date of approval of this Compensation Policy will be reviewed from time to time and, should it be found that they differ materially from the provisions of this Compensation Policy, the Company will examine the possibility of amending them in accordance with the circumstances of the matter.

2.5.	Office Holders of the Company will be entitled to the compensation components detailed in this Compensation Policy only after the payment or granting thereof is duly approved by the Authorized Corporate Organs in accordance with any applicable law.

3.	Principles of the Compensation Policy and its Purposes

3.1.	Formula Systems’ goals in setting the Compensation Policy for the Office Holders are to attract, motivate and retain highly experienced personnel who will contribute to Formula Systems’ growth and success in the future and enhance shareholder value.

3.2.	The Compensation Policy is designed to offer Office Holders a compensation package that is competitive with other companies in our industry and to preserve talented personnel in senior management positions in the Company, while taking into consideration market data of peer companies.

4.	Components of Office Holder Compensation

The compensation of an Office Holder may include any of the following components:

4.1	Fixed Cash Compensation (the “Fixed Cash Compensation Component”)

4.1.1	Fixed Cash Compensation (or base salary) - the Fixed Cash Compensation Component is intended to compensate the Office Holder for the time he or she invests in executing his or her current duties and tasks in the Company.

4.1.2	In exceptional circumstances - fixed payment for a fixed period and conditional on continued employment, for the retention of the Office Holder.

4.1.3	Various additional related benefits and perquisites - these additional related benefits and perquisites, arising in part from the provisions of the law (for example, provisions for social welfare benefits such as pension fund and life and disability insurance, vacation days, sick leave, convalescence pay, etc.), in part based on what is customary for office holders in similar positions (for example, contributions to an education fund) and in part with the intention to compensate an employee for expenses incurred by him or her in fulfilling such duties (for example, car expenses, mobile phone, parking, subscriptions to relevant literature, certain membership fees, travel expenses per diem etc.).

4.2	Variable Compensation Component - These components (“Variable Components”) are intended to create a link between the performance of the Company and the performance of its Office Holders.

4.2.1	Variable Cash Compensation Component - this component for office holders other than directors is aimed to compensate and incentivize the Office Holder for his or her achievements and his or her contribution for obtaining the goals of the Company and its work program during the course of the period for which it is paid. The Variable Cash Compensation Component may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Component”). The Company believes that the weight of this component out of the overall compensation package of the Office Holder should be substantive so that it clearly links between the performance of the Office Holder and his contribution to the Company to the performance of the Company, in a manner that will allow him or her to benefit from the financial success of the Company in the long term, and vice versa.

4.2.2	Equity Based Compensation Component – This component (the “Equity Based Compensation Component”) is aimed to align compensation of the Office Holders with the long-term goals of Formula Systems and with creation and increase of shareholder value (as reflected in the market price of the Company’s shares or American Depositary Shares which are traded on the Tel Aviv Stock Exchange and the Nasdaq, respectively), and to assist in the long-term retention of Office Holders. This compensation creates a similarity of interests between the shareholders of the Company and its Office Holders, assists in retaining Office Holders holding key positions in the Company and in maintaining their motivation and constitutes a useful risk management tool for the Company.

5.	Ratio between the Variable Components and the Fixed Components

5.1.	At the time of the approval of the compensation of the Office Holders, the Authorized Corporate Organs of the Company will examine, among other factors, the entire compensation package in order to guarantee that the various components create the correct balance of benefits for the relevant Office Holder.

5.2.	The weight of the Variable Components (the Variable Cash Compensation Component and the Equity Based Compensation Component) out of the total compensation amount which is to be granted for any year will not be greater than 75% (seventy-five percent) for each Office Holder and may vary from one Office Holder to the other. With respect to the CEO, however, the weight of the Variable Components may reach up to 95% (ninety five percent) of the total compensation amount.

6.	Intra-Company Compensation Ratio

6.1	In the process of drafting and updating this Compensation Policy, Formula Systems’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Office Holders, including directors, and the average and median employer cost associated with the engagement of Formula Systems’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

6.2	The possible ramifications of the Ratio on the work environment in Formula Systems were examined and will continue to be examined by Formula Systems from time to time in order to ensure that levels of executive compensation, as compared to other employees, will not have a negative impact on work relations in Formula Systems.

7.	Fixed Cash Compensation- Guidelines for Determining the Fixed Cash Compensation Component, its Examination and Updating

7.1.	The Fixed Cash Compensation Component will vary among Office Holders and will be individually determined according to the Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of the office holder’s education, skills, expertise, professional experience, and achievements.

7.2.	The fixed fee, in terms of the gross monthly salary of the Office Holders in the Company, will not be greater than the amounts detailed below[3]:

Rank	Maximum[4]
CEO	NIS 180,000
Other Office Holders	NIS 100,000

7.3.	Without derogating from Section 7.2 above, the Company may determine a link between the fee of an Office Holder and the increase in the consumer price index per each financial quarter.

8.	Fringe Benefits

8.1.	Office Holders of the Company are entitled to social welfare conditions and benefits in accordance with applicable law and to various additional related benefits and perquisites, which are customary to office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, education fund, sick leave, vacation, disability insurance, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

8.2.	Furthermore, Office Holders of the Company may be entitled to further fringe benefits as is acceptable in the Company and in similar companies in the marketplace, including car expense, telephone, communications and computing, relevant literature (newspapers), certain membership fees etc., provided that the total fringe benefits in excess of those granted in accordance with applicable law are not greater than 20% (twenty percent) of the Fixed Cash Compensation Component.

9.	Payment to an Office Holder Conditional on Continued Tenure

9.1.	In exceptional circumstances, in order to preserve the continued employment of an Office Holder in the Company, an Office Holder may be entitled, in addition to his or her salary, to an amount of up to NIS 500,000 per annum for a limited period of time, which payment shall be conditional on the continued employment of such Office Holder in the Company. This payment is subject to the approval of the Authorized Corporate Organs of the Company and will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder, as provided below.

[3]	The following detailed amounts do not include the additional fringe benefits detailed in Section 8 below and do not include payments for Office Holders which are subject to the continued engagement as detailed in Section 9 below. In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Formula Systems, the fees paid to such personal management or service company will reflect, to the extent determined by Formula Systems in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

[4]	The maximum amounts shall be subject to adjustment based on changes to the Israeli Consumer Price Index (“CPI”), as published by the Israeli Central Bureau of Statistics or by any other official Israeli governmental authority from time to time. The base CPI upon which adjustments shall be measured shall be the CPI as of December 2021.

10.	Guidelines for Determining the Variable Cash Compensation Component, Threshold Conditions, Installments, Setoff and Cap

10.1.	Threshold - unless stipulated otherwise in this policy, the grant of Variable Cash Compensation Component, as detailed in Section 11 below, with respect to any calendar year is subject to Formula Systems, a Formula Systems privately-held subsidiary or a Formula Systems division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation Component relates, an EBITDA (or net income, as applicable) which is no less than 75% of 105% of the EBITDA (or net income, as applicable) for the preceding calendar year (the “Minimum Normative Profit”). “EBITDA” (or net income, as applicable) means the EBITDA (or net income, as applicable) calculated based on the audited financial statements for the respective calendar year of Formula Systems, a Formula Systems’ privately held subsidiary, or a Formula Systems’ division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

In the event that with respect to any specific fiscal year, the Minimum Normative Profit is not achieved, the Normative Profit with respect to such specific year will still be deemed to have been met for the purpose of the grant of Variable Cash Compensation Component in the event that either: (i) the Normative Profit in the fiscal year immediately following the specific year was at least 75% of 110.25% of the Company’s Normative Profit in the year preceding the Specific Year, or (ii) in case that the condition in the foregoing clause (i) was not met, then the Normative Profit in the second fiscal year following the specific year was at least 75% of 115.7625% of the Company’s Normative Profit in the year preceding the specific year. Accordingly, in case that either clause (i) or (ii) was met for a certain specific year, then the Variable Cash Compensation Component with respect to such specific year shall be deemed to have been achieved. In the event that neither of the conditions described in clauses (i) or (ii) was met, no Variable Cash Compensation Component shall be paid with respect to such specific year.

10.2.	Long-Term Spreading – the entitlement to the Variable Cash Compensation as detailed in Section 11 below will be examined over a period of 3 (three) consecutive years, such that an Office Holder shall not be entitle to 20% (twenty percent) of his or her annual Variable Cash Compensation Component if the average Normative Profit in such 3 years period is lower than the Minimum Normative Profit of the first year of such 3 years period.

10.3.	Maximum value for the annual Variable Cash Compensation Component to Other Office Holders - the annual monetary grant to be paid to an Office Holder will not exceed an amount equal to 400% (four hundred percent) of the annual Fixed Cash Compensation Component of that Office Holder.

11.	Indices for Determining the Annual Variable Cash Compensation

11.1.	Annual Variable Cash Compensation to the Company’s CEO

(i)	The Company’s CEO may be entitled to an annual Variable Cash Compensation Component in an amount equivalent to up to 3.3% (three and three-tenths of a percent) of the annual net income attributable to the Company’s shareholders, as shall be published in the Company’s consolidated and audited annual financial statements (the “Net Annual Income”), subject to current and/ or future agreements to which the CEO is, or may be, party with the Company (which agreements will be subject to applicable required approvals under the Companies Law). The Compensation Committee and the Board of Directors of the Company may, in calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting aspect (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

(ii)	Payment of an annual Variable Cash Compensation Component as stipulated in Section 11.1 shall be subject to the terms of Section 10 above, including the threshold conditions and the maximum amount set forth therein.

11.2.	Annual Variable Cash Compensation to Other Office Holders

(i)	Subject to the provision for determining the annual Variable Cash Compensation Component set forth in Section 10 above, including the threshold conditions and the maximum amount and long term spreading set forth therein, the Company’s Office Holders excluding the CEO, may be entitled to an annual Variable Cash Compensation Component which will be determined in advance within the framework of an annual variable cash compensation scheme whilst a specific percentage thereof may be determined in accordance with one of the following, all in accordance with the duties of the Office Holder and the discretion of the relevant Authorized Corporate Organs: (x) compliance of the Office Holder with the combination of personal targets, Company goals and over-achievement and/or (y) as a certain percentage of the EBITDA or net income of the division or the employment unit to which the Office Holder belongs and/or (z) as a certain percentage of EBITDA or net profit of the Company. All the foregoing shall be determined in the annual variable cash compensation scheme in accordance with the discretion of the Authorized Corporate Organs of the Company.

(ii)	The Company’s CEO shall have discretion to reduce the annual Variable Cash Compensation Component detailed in Section 11.2(i).

11.3.	Discretional Grant to Office Holders Subordinated to the CEO

Subject to the provisions determining the annual Variable Cash Compensation Component grant set forth in Section 10 above:

(i)	The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual Variable Cash Compensation Component, or instead of the annual Variable Cash Compensation Component, an Office Holder who is subordinated to the CEO will be entitled to a discretionary grant (for example following: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board).

(ii)	As part of the variable component for an Office Holder who is subordinate to the CEO, the Company’s CEO may approve, for every calendar grant year, a discretionary grant, which will not be greater than 6 (six) monthly salaries of the Office Holder. The said grant will be reported to the Compensation Committee promptly after the approval by the CEO.

12.	Reduction of Grant Amounts at the Discretion of the Company’s Board of Directors

12.1.	The Compensation Committee and the Board of Directors may reduce the annual Variable Cash Compensation Component of an Office Holder in exceptional circumstances, considering the business and financial condition of the Company and the duties of the Office Holder, and for reasons which shall be recorded by them.

13.	Return of Annual Grant Amounts in Case of a Restatement of the Financial Statements

13.1.	Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the two-year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

13.2.	Notwithstanding the above, a restatement due to a change in applicable law, regulations or accounting rules that become applicable after the date of the publication of financial statements of the Company for that year will not be deemed a restatement for which the foregoing return of grant amounts shall apply.

13.3.	Nothing in this Section 13 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

Equity Based Compensation Component

14.	The Purpose of Equity Based Compensation Component

14.1.	As part of the overall compensation package of an Office Holder, the Company may offer an Equity Based Compensation Component with the purpose of providing an incentive for an Office Holder to continue to contribute to the success of the Company in the future, success which is expected to be expressed, inter alia, in the long-term business results of the Company and in its share price, and by advancing the best interests of the Company to generate profits in the long term.

14.2.	The Equity Based Compensation Component is intended to create an incentive for the continued employment in the long term of talented, experienced, and capable Office Holders.

14.3.	The Office Holders may be entitled to Equity Based Compensation Component in the form of RSUs or options to purchase shares of the Company (“Options”) (or American Depositary Shares) of the Company, which options may be conditional on performance, as well as other securities permitted under Formula Systems’ equity incentive plans, as in effect from time to time, including, restricted stock.

15.	Details of Equity Based Compensation Component

15.1.	The Equity Based Compensation Component will be granted to an Office Holder considering, inter alia, the duties and areas of responsibility of the Office Holder in the Company.

15.2.	As a rule, the Equity Based Compensation Component will mature over the overall period which will in any event not be less than 3 (three) years. The conditions to exercising any part or all Equity Based Compensation Component upon each vesting period may include the Company or division to which such Officer Holder belongs meeting the Normative Profit targets, as shall be published in the Company’s consolidated and audited annual financial statements, all subject to the terms and conditions as set by the Company as of the date of grant (“Performance-Based Component”).

15.3.	As provided in Section 14, the Equity Based Compensation Component may be in the form of RSUs, Options, restricted shares, or other securities. The exercise price of Options will not be less than the average price of the Company’s shares (or American Depositary Shares) on the applicable stock exchanges on the 30 (thirty) days period preceding the day of grant of such Options.

16.	Maximum Value of Equity Based Compensation Component

16.1.	The value of the Equity Based Compensation Components that vest for an Office Holder (as determined on the grant date) in a given year will be limited to one percent (1%) of the outstanding share capital of Formula, for the CEO, and up to 0.15% of the outstanding share capital of Formula, for any other Office Holders.

17.	Acceleration of Vesting Dates and Realization of the Equity Based Compensation Component

17.1.	The Board of Directors and the General Meeting of Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may extend the expiry date of Equity Based Compensation Component units.

17.2.	The Board of Directors and the General Meeting of Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may provide for acceleration of the vesting period of Equity Based Compensation Components of the Office Holders. Such approval may be provided at the time of the original approval of a particular award, or at a subsequent time.

Non-Material Changes to Compensation

18.	Non-Material Change to Terms of Tenure of an Office Holder

18.1.	Notwithstanding anything to the contrary set forth in this Compensation Policy, the Company’s CEO may approve a non-material change of the terms of tenure and employment of an Office Holder subordinate to him, provided that such change is in accordance with this Compensation Policy and its scope is not greater than 5% (five percent) of the compensation amount of the Office Holder. A non-material change that has been approved by the said CEO, will be reported to the Compensation Committee promptly after its approval by the CEO.

Retirement Arrangements

19.	Principles for Determining Retirement Arrangements

19.1.	An Office Holder shall be entitled to retirement payments owing to him pursuant to applicable law (such as severance pay compensation).

20.	Prior Notice and Adjustment Period

20.1.	An Office Holder may be entitled to a prior notice period of up to 6 (six) months. During the prior notice period, the Office Holder will be required to continue to fulfill his or her duties, unless the Company decides that he will not continue to fulfill his or her duties in effect, and the Office Holder will be entitled to a continuation of all the conditions of his tenure and employment, during the prior notice period, without change.

20.2.	The Authorized Corporate Organs may, under special circumstances, approve for an Office Holder an adjustment period (i.e., severance pay) that will not be greater than 12 (twelve) months after the end of the prior notice period, subject to noncompetition. Such an approval of an adjustment period by the said Authorized Corporate Organs, will be reported to the Compensation Committee promptly after its approval by such Corporate Organs. During the adjustment period, the Office Holder will be entitled to a fixed fee and fringe benefits only.

20.3.	In determining the adjustment period of an Office Holder, the Company may take into consideration the following considerations, fully or partially: the period of tenure or employment of the Office Holder, terms of tenure and employment during this period, performance of the Company during the said period, the contribution of the Office Holder to obtaining the Company’s goals and for the earning of its profits and the circumstances of the retirement.

Compensation of Directors

21.	External directors and directors who are not employed by the Company shall be entitled to compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) including a fixed annual amount and an amount for participation in meetings where their fee shall not be greater than the maximum fee permitted in these regulations.

22.	The directors of the Company may be entitled to an Equity Based Compensation Component in accordance with Sections 14 to 17 of this Compensation Policy and subject to approval of the Authorized Corporate Organs.

Indemnification and Insurance

23.	An Office Holder (including a director) is entitled, in addition to a compensation package pursuant to this Compensation Policy, and subject to the approval or consent of the Authorized Corporate Organs, to insurance coverage with respect to such Office Holder’s liability and to indemnification arrangements, all subject to applicable law.

24.	The limit of liability of the insurance coverage for all directors and officers of the Company and its subsidiaries shall be at least $10,000,000 against liabilities, both per claim and in the aggregate, up to a maximum amount of $80,000,000, both per claim and in the aggregate, plus up to $20,000,000 of Side A DIC coverage.

25.	The director and officer insurance policy, as well as the limit of liability and the premium for each extension or renewal thereof, shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the Company’s exposures, the scope of coverage and the market conditions and that such insurance policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

26.	Any renewal, extension or substitution of the director and officer insurance policy (including as described in Sections 26, 28 and 29) is to be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective director and officer insurance policy.

27.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board of Directors), the Company shall be entitled to enter into a “run off” director and officer insurance policy / tail / discovery period, of up to seven (7) years, with the same insurer or any other insurance, as follows:

27.1	The limit of liability of the insurer shall not exceed the greater of $80,000,000 or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

27.2	The insurance policy, as well as the limit of liability and the premium for each extension or renewal of the “run off” insurance policy / tail / discovery period shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

28.	The Company may extend the director and officer insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows:

28.1	The director and officers insurance policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

29.	An Office Holder of the Company (including a director of the Company), may be entitled to receive an exemption letter from the Company, in accordance with the provisions of the Companies Law and the Company’s Articles of Association, provided that the exemption letter indicated that the exemption does not apply to any resolution or transaction which involves a personal interest of the controlling shareholder or any other Office Holder of the Company (even if the interested party is different from the one receiving the exemption).

Appendix B

Form of RSU Grant Agreement for CEO

RESTRICTED STOCK UNIT AGREEMENT

(the “Award Agreement”)

Made as of the     th day of             , 2020 (“Effective Date”)

BETWEEN:	Formula Systems (1985) Ltd.,

C.N.: 52-003669-0

A company incorporated in Israel

Address: 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

(hereinafter the “Company”)

on the one part

AND:	Emil Sharvit (2001) Consulting and Project Management Ltd.

C.N: 51-318141-2

Address: 5 HaShalva Street, Savyon, Israel

(hereinafter the “Holder” or Contractor)

on the other part

WHEREAS	The parties hereto have entered into a certain Service Agreement dated as of January 20, 2008, as amended on December 22, 2008, March 17, 2011, March 15, 2012, (the “Amendment” and the “Agreement” respectively); and

WHEREAS	Such Agreement is setting the terms and conditions for provision of management services, by the Holder to the Company, provided personally by Mr. Guy Bernstein, Israeli I.D. no. 023784354 (the “Contractor’s Representative”); and

WHEREAS	In addition to the consideration that Holder is entitled to receive for the Services under the Agreement, the Company has agreed to grant Restricted Stock Units (the “RSU(s)”) in respect of its ordinary shares, NIS 1.00 par value each (the “Share(s)”), to the Holder, and the Holder has agreed to receive such grant, subject to all terms and conditions as set forth herein (including receiving corporate approvals and the Tel Aviv Stock Exchange’s permit for the issuance of shares by the Company);

NOW, THEREFORE, it is agreed as follows:

1.	Preamble and Definitions

1.1	The preamble to this agreement constitutes an integral part hereof.

1.2	Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed to them in the Agreement.

2.	Grant of RSUs

2.1	The Company hereby grants to the Holder as of the Effective Date, but subject further to obtaining all corporate approvals of the Company, the number of RSUs as set forth in Exhibit A attached hereto, each RSU shall be exercisable for one Share, subject to and in accordance with the terms and conditions as provided herein in Exhibit A.

2.2	The Holder hereby declares that it is aware that the Company may issue in the future from time to time, additional shares and grant additional options or RSUs to various entities and individuals, as shall be determined the Company in its sole discretion.

3.	Vesting of RSUs

3.1	Upon the vesting of RSUs as provided in Exhibit A attached hereto, the Company shall issue to the Holder Shares of the Company (subject to any division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events, which will allow the Board to adjust the numbers of shares accordingly). The number of Shares to be issued upon vesting of any RSUs shall be a whole number of Shares, and in no case may a fraction of a Share shall be issued. If any fractional Share would be deliverable upon vesting, such fraction shall be rounded up one-half or less, or otherwise rounded down, to the nearest whole number.

3.2	In the event of termination of engagement of the Company with the Contractor under the Agreement, any and all RSUs that are not vested on the date of termination, shall either vest or terminate immediately and have no legal effect, all in accordance with the provisions of Exhibit A hereto.

3.3	In order for the Company to issue Shares upon vesting of any of the RSUs, the Holder hereby agrees to sign any and all documents required by any applicable law and regulation and/or by the Company’s Articles of Association.

3.4	The Company shall not be obligated to issue any Share upon vesting of an RSU if such issuance, in the opinion of the Company, might constitute a violation by the Company of any provision of law or regulation.

4.	Dividends

4.1	As of the Effective date and during the Vesting Period (as defined in Exhibit A attached hereto), in the event that any dividend, in cash or in kind, is distributed to the shareholders of the Company, then in addition to the distribution to all shareholders there will be an equivalent distribution with respect to all RSUs that were not converted into shares (whether or not vested) in an amount equal to the pro-rata portion of the RSUs out of the issued and outstanding share capital of the Company as of distribution, while counting the RSUs for such purpose as if they are already vested and converted into shares, and such amounts shall be distributed to the Contractor as described below while setting aside by the Company any amounts not yet distributed and retaining such amounts for the benefit of the Contractor, all as described below (the “Dividend Amount”). For the purpose of this Section 4, the Vesting Period shall be regraded as if it has commenced on January 1, 2020 (other than with respect to distributions and any related Dividend Amount which were made prior to the Effective Date and are explicitly excluded), and be divided into 32 fiscal quarters (each, a “Fiscal Quarter”). The respective Dividend Amount in each dividend distribution shall be released to the Contractor upon and together with the distribution of the dividend with respect to a portion of the Dividend Amount based on the Fiscal Quarters which have lapsed at the time of distribution of the dividend, and thereafter the remainder of the Dividend Amount shall be paid to the Contractor on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period. In accordance with Section 3.2 above, it is being clarified that: (i) in cases of termination of the Agreement by the Company for Cause or resignation by Contractor not for Good Reason (as such term is defined in Exhibit A attached hereto), any and all previously declared but not fully paid Dividend Amount(s), which would have otherwise be paid to the Contractor on a pro-rata basis upon the expiration of each Fiscal Quarter until the respective Dividend Amount is released in full at the end of the Vesting Period, shall be terminated as of the termination date and have no further legal effect nor there be any additional entitlement for future payments resulting from future distributions, (ii) in case of termination of the Agreement by the Company not for Cause or resignation by the Contractor for Good Reason, any and all previously declared but not fully paid Dividend Amount(s), which would have otherwise be paid to the Contractor on a pro-rata basis upon the expiration of each Fiscal Quarter until the respective Dividend Amount is released in full at the end of the Vesting Period shall fully vest and become due on the date of termination (and there be no additional entitlement for future payments resulting from distributions declared by the Company following the termination date).

4.2	For example, assuming that the Company distributes at the end of fiscal year 2021 a cash dividend, then the total Dividend Amount to which Contractor would be eligible shall be treated as follows: a sum equal to the outcome of the Dividend Amount multiplied by a fraction the numerator of which is 8 (since 8 Fiscal Quarters under the Agreement have elapsed) and the denominator of which is 32 (i.e., ) shall be paid immediately to the Contractor, and thereafter of such Dividend Amount shall be released and paid to the Contractor upon and conditioned to the expiration of each Fiscal Quarter until the Dividend Amount is paid in full.

4.3	Payments of any Dividend Amount under this Section 4 shall be made regardless of actual vesting of the RSUs.

5.	Restrictions on Transfer of RSUs and Shares

5.1	The Holder acknowledges that its right to sell Shares may be subject to limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Holder unconditionally agrees and accepts any such limitations.

The Holder acknowledges that in order to enforce the above restriction, the Company may impose stop-transfer instructions with respect to the Shares.

5.2	The Holder shall not dispose of any Shares in transactions which violate, to the best of its knowledge or in the opinion of the Company, any applicable laws, rules and regulations.

5.3	The Holder agrees that the Company shall have the authority to endorse upon the certificate or certificates representing the Shares such legends referring to the foregoing restrictions, and any other applicable restrictions as it may deem appropriate (which do not violate the Holder’s rights according to the Agreement).

6.	Taxes: Indemnification

6.1	Any tax consequences arising from the grant or vesting of any RSU, from the payment by the Company of dividends in connection with the RSUs or the underlining Shares (or advance payments in connection with dividends) or from any other event or act (of the Company and/or its Affiliates or the Holder), hereunder, shall be borne solely by the Holder. The Company and/or its Affiliates shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Holder hereby agrees to indemnify the Company and/or its Affiliates and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Holder.

6.2	The Holder will not be entitled to receive from the Company any Shares allocated or issued upon vesting of RSUs prior to the full payments of the Holder’s tax liabilities arising from RSUs which were granted to him and/or Shares issued upon vesting of RSUs. For the avoidance of doubt, the Company shall not be required to release any share certificate to the Holder until all payments required to be made by the Holder have been fully satisfied we should add, or appropriate withholding tax certificate is provided.

6.3	The receipt of the RSUs and the acquisition of the Shares to be issued upon vesting of the RSUs may result in tax consequences. THE HOLDER IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THIS RSU OR DISPOSING OF THE SHARES.

7.	Miscellaneous

7.1	Entire Agreement. This Award Agreement, constitute the entire agreement between the Holder and/or the Contractor’s Representative and the Company with respect to RSUs granted hereunder, and supersedes all prior agreements, understandings and arrangements, oral or written, between the Holder and/or the Contractor’s Representative and the Company with respect to the subject matter hereof.

7.2	Failure to Enforce - Not a Waiver. The failure of any party to enforce at any time any provisions of this Award Agreement or the Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

Company’s Signature:

Name:	Name:

Position:	Position:

Date	Holder’s Signature

Attachments:

Exhibit A: Terms of the RSU

Exhibit A

TERMS OF THE RSU

Name of the Holder: Emil Sharvit (2001) Consulting and Project Management Ltd.

Date of Grant: January 1, 2020

Number of RSUs granted: 611,771

Vesting Dates: as provided below

Vesting Schedule:

The Holder shall be granted, subject further to execution of the Amendment and this award agreement and all other related documents and agreements required by the Company, 611,771 Restricted Stock Units in respect of ordinary shares, NIS 1.00 par value each, of the Company (the “RSUs”), which RSUs shall vest in accordance with the terms herein, over a period of eight (8) years as follows (without limitation of any resale restrictions under applicable securities laws):

1.1.	Unless provided otherwise, the Vesting Period shall commence on the Effective Date and shall end on December 31, 2027 (the “Vesting Period”).

1.2.	Time Based Vesting. 66.67% of the RSUs (i.e., 407,847 RSUs) shall vest at the end of the Vesting Period, subject to the continued engagement of Contractor by the Company (the “Time Based RSUs”).

1.3.	Performance Based Vesting. Up to 33.33% of the RSUs (i.e., 203,924 RSUs) shall vest at the end of the Vesting Period, on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as such term is defined below) was achieved, subject to the continued engagement of Consultant by the Company (the “Performance Based RSUs”)

1.4.	At the end of the Vesting Period, the amount of Performance Based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.5 RSUs, provided that any fraction shall be rounded to the nearest whole number and not exceed 203,924 RSUs in total.

1.5.	The “Target EBITDA” in a certain fiscal year during the Vesting Period shall mean a number which is the product of (i) the Company’s EBITDA in that certain fiscal year (as reflect in the Company’s annual audited consolidated financial statements), excluding (ii) the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for the applicable fiscal year, as to which the review of performance is made to determine whether one eighth of the Performance Based RSUs (i.e., 25,490.5 RSUs) shall become vested at the end of the Vesting Period. The target shall be not less than 105% of a 75% of the Company’s EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for such applicable fiscal year (the “Previous Year”) (e.g., the target for the fiscal year 2020, shall only be met if the EBITDA in 2020, excluding the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for the year ended December 31, 2020, is not less than 105% of a 75% of the EBITDA in 2019, excluding the cost attributed to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for the year ended December 31, 2019). Such examination of EBITDA shall be made on the basis of the Company’s annual audited consolidated financial statements as reflected in the Company’s annual report on Form 20-F, and in the event that the Company sells any of its activities, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the activities that were sold.

1.6.	In the event that with respect to any specific fiscal year (the “Specific Year”) the Target EBITDA was not achieved, then the Target EBITDA with respect to such Specific Year will still be deemed to have been met for the purpose of vesting of RSUs in the event that either (i) the EBITDA in the fiscal year immediately following the Specific Year was at least 110.25% of 75% of the Company’s EBITDA in the previous year to the Specific Year, or (ii) in case that the condition in the foregoing Sub-section (i) was not met, then the EBITDA in the second fiscal year following the Specific Year was at least 115.7625% of 75% of the Company’s EBITDA in the previous year to the Specific Year. Accordingly, in case that either (i) or (ii) were met for a certain Specific Year, then the vesting with respect to such Specific Year shall be deemed to have been achieved, and such RSUs shall become vested as of the end of the Vesting Period.

In the event that neither of the conditions described in (i) and (ii) above was met, the portion of RSUs for the applicable Specific Year shall automatically expire and terminate.

1.7.	Notwithstanding the foregoing, in case that the Target EBITDA is met (in accordance with section 1.5 or 1.6 above) in a certain fiscal year, however if the Target EBITDA is less than 105% of 75% of the average EBITDA for three fiscal years that consist of such fiscal year and the two preceding years (excluding the cost attributed, or deemed to be attributed. to the applicable portion of the RSUs in Company’s annual audited consolidated financial statements for such applicable fiscal years, then regardless of meeting the Target EBITDA, the amount of Performance Based RSUs that vests shall be reduced by 20% (e.g., in the event that the Target EBITDA in 2020 is less than 105% of 75% of the average EBITDA for the fiscal years 2018, 2019 and 2020, the Holder shall be entitled for 80% of the 25,490.5 Performance Based RSUs attributed to 2020).

1.8.	In the event of termination of the Agreement by the Company for Cause (as defined below), the RSUs shall immediately terminate and become null and void, and all interests and rights of the Holder in and to the same shall expire; in case of termination of the Agreement by the Company not for Cause or resignation by the Holder for Good Reason, the Holder shall be entitled to the amount of unvested RSUs that could have vested from the grant date until December 31, 2027 assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years). and such portions of the Time Based RSUs and Performance Based RSUs shall accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to such RSUs.

1.9.	In the event of resignation by the Holder not for Good Reason, the Holder shall be entitled to the amount of unvested RSUs as if the RSUs would have been vesting over periods of 3 months each (i.e., on a quarterly basis during the Vesting Period). For the purpose of this Section 1.9, the Vesting Period shall be regarded as if it has commenced on January 1, 2020, and be divided into 32 fiscal quarters (each, a “Fiscal Quarter”). The amount of RSUs that shall accelerate and become immediately vested and exercisable to the Holder shall be based on the full number of Fiscal Quarters which have lapsed form January 1, 2020 until the actual resignation date of the agreement (including notice period). For the avoidance of doubt, any Performance Based RSU which applicable target was not achieved up until the resignation date (including the notice period) shall expire and terminate.

1.10.	For example, assuming that the Holder has resigned at the end of fiscal year 2021, then the total RSUs Amount to which Holder would be eligible shall be treated as follows: a sum equal to the outcome of the total amount of Performance Based RSUs (assuming their applicable performance targets were achieved) and Time Based RSUs multiplied by a fraction the numerator of which is 8 (since 8 Fiscal Quarters under the Agreement have elapsed) and the denominator of which is 32 (i.e., ) shall be accelerated and become immediately vested and exercisable and any remaining portion of the RSUs shall terminate and become null and void, and all interests and rights of the Holder in and to the same shall expire.

1.11.	A termination for “Good Reason” is a termination due to: (i) a material reduction in the Consultant’s Representative’s scope of authorities and responsibilities as the Chief Executive Officer of the Company (excluding, for the avoidance of doubt, as a result of changes in legislation or other legal restrictions which affect the scope of Services under the Agreement), (ii) a material breach by the Company of any provision of the Agreement or its exhibits, or (iii) any Acceleration Event (as defined below), in each of (i) to (iii) which is not cured (if curable) by the Company within thirty (30) days of receipt of a written notice about such breach from the Contractor, provided that during the three (3) months prior notice period with respect to resignation for Good Reason the Company shall be entitled to retract its decision in a manner that removes the basis for a Good Reason.

“Acceleration Event” is any of the following: (i) Contractor’s Representative is unable to substantially perform the functions of his position by reason of any medically diagnosed physical or mental impairment which has lasted or is reasonably expected to last for a continuous period of eighteen (18) months or more as determined by a physician reasonably acceptable to the Company, (ii) upon Contractor’s Representative death, or (iii) upon the acquisition of all of Company’s share capital by means of a tender offer, merger or otherwise and delisting of the Company’s shares.

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